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                                                                      Exhibit 31

                          [LOGO OF SANTA FE PACIFIC]

               CORPORATE COMMUNICATIONS                                     NEWS


FOR IMMEDIATE RELEASE                          MEDIA CONTACT: Catherine Westphal
#13                                                               (708) 995-6273

SANTA FE PACIFIC SIGNS CREDIT AGREEMENT

     SCHAUMBURG, ILLINOIS, January 30, 1995 - Santa Fe Pacific Corporation (SFP) announced that it has signed a definitive credit agreement with a group of banks led by Morgan Guaranty Trust Company of New York, providing financing commitments of $1,560 million. The other institutions providing financing are Chase Manhattan, Chemical Bank, Pearl Street L.P., an affiliate of Goldman Sachs, and Union Bank of Switzerland.

     The financing will be used by SFP to purchase 38 million of its own shares for $760 million, to refinance $400 million of existing debt, for fees and expenses incurred in connection with the tender offer and debt refinancing, and for working capital and general corporate purposes. The debt to be refinanced will include SFP's 8 3/8% Senior Notes due November 1, 2001 and its 8 5/8% Senior Notes due November 1, 2004. The financing is conditioned on, among other things, approval of the merger agreement between SFP and Burlington Northern, Inc. (BN) by both companies' shareholders at special meetings scheduled for February 7, 1995, and the successful completion of the tender offer.

     As part of their agreement to merge, SFP and BN have made a joint tender offer to purchase 63 million shares of SFP common stock for $20.00 per share in cash. Because of possible prorationing in the tender offer, shareholders who tender may not receive cash for all their shares. The tender offer was announced on December 18, 1994, and is scheduled to expire at midnight, February 8, unless extended. The tender offer may be extended by SFP and BN by giving notice to the Depositary and making a public announcement. The offer is conditioned on, among other things, approval of the merger agreement by both companies' shareholders.

     Santa Fe Pacific Corporation (NYSE;SFX) is the parent company of The Atchison, Topeka and Santa Fe Railway Company, which operates in 12 states and offers service to Mexico. In addition, Santa Fe owns a 44% interest in Santa Fe Pacific Pipelines Partners, L.P.

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